SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of  October, 2007

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

VCP unit in Três Lagoas and ALL sign an agreement
for the transportation of pulp

São Paulo, Brazil, October 25, 2007 - Votorantim Celulose e Papel S.A. (NYSE: VCP/ Bovespa: VCPA4) announces that, as of the current date and by means of its controlled company, VCP-MS Celulose Sul Mato-Grossense Ltda. (“VCP-MS”), it has signed an agreement with ALL - América Latina Logísitca S.A (“ALL”) for ALL to provide transport services for more than 1 million tons per year of pulp from Três Lagoas to the port of Santos for a twenty year term beginning in 2009.

The object of this agreement includes primarily (i) railway transportation service from the facility to the port of the pulp volume produced in Três Lagoas; (ii) construction of a railway spur line connecting ALL’s main rail line to the facility; and (iii) investments by both companies for wagons, locomotives and permanent railway infrastructure.

With this agreement VCP-MS guarantees the transportation of its pulp with one of the leading logistic companies in Latin America.

The VCP unit in Três Lagoas is the largest eucalyptus pulp facility under construction in Brazil, with a capacity of 1.3 million tons per year. The construction project named Horizonte (Horizon Project) is under Poyry Empreendimentos Industriais management and, when concluded in 2009, will result in the state of Mato Grosso do Sul becoming a significant Brazilian pulp production center, thereby contributing to the social and economic development of the region.